

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Philip J. Mantua
Chief Financial Officer
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, MD 20832

>   **Re: Sandy Spring Bancorp, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 26, 2019**
>   **File No. 333-235279**

Dear Mr. Mantua:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance